15045869

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 42751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL TECHNOLOGY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 LUDLOW MANOR
(No. and Street)

NORWALK	CT	06855
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID R. SIEVER — 203-853-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

218 DANBURY ROAD	WILTON	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/15

OATH OR AFFIRMATION

I, DAVID R. SIEVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL TECHNOLOGY, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David R. Siever
Signature

Chairman & CEO
Title

Frank Arena
Notary Public of Connecticut
My Commission Expires 12/31/2015

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Capital Technology, Inc.

We have audited the accompanying statement of financial condition of Capital Technology, Inc. (the "Company"), and the related notes as of December 31, 2014.

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 23, 2015

CAPITAL TECHNOLOGY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 26,703
Prepaid expense	3,350
TOTAL ASSETS	$ 30,053

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 7,014
Liabilities subordinatd to the claims of general creditors	9,252
Stockholders' equity	
Common stock, par value $1, 30,000 shares authorized, 20,200 shares issued and outstanding	20,200
Additional Paid-in Capital	39,116
Accumulated Deficit	(45,529)
TOTAL STOCKHOLDERS' EQUITY	13,787
TOTAL SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUI	23,039
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 30,053

The accompanying notes are an integral part of this statement.

CAPITAL TECHNOLOGY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2014

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
Capital Technology, Inc. (the Company) was incorporated in the State of Delaware on May 18, 1989. The Company is a registered broker-dealer under the Securities Exchange Act of 1934, and specializes in placements of equity and subordinated debt related to independent power projects. The Company also provides fee-based financial advisory services. The Company's application for membership in the National Association of Securities Dealers, Inc. (NASD), now Financial Industry Regulatory Authority (FINRA), was accepted on October 15,1990. The Company is now a member of and subject to the regulations FINRA.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash and cash equivalents
The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are insure up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. A times, cash balances may exceed the insured limits. The Fund has not experienced any losses in such accounts.

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand.

Money market funds consist of shares held in a single financial institution, and are stated at market value. The Company considers the money market fund to be a cash equivalent except for computing the net capital where a 2% haircut is taken.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At December 31, 2014, the Company determined that an allowance for doubtful accounts was not necessary.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes
The Company had elected to be taxed as an S Corporation in a manner similar to the taxation of a partnership. The Company was not subject to federal taxes on income. Instead the stockholder included the Company's taxable income or loss in his individual income tax return. As of August 20, 2014 the sole individual stockholder of the Company sold 20% of his shares to a Corporation and as a result of the sale the Company no longer was eligible to be taxed as an S Corporation. The Company is taxed as a regular Corporation and is subject to federal taxes on income.

The Company follows accounting principles generally accepted in the United States of America related to accounting for uncertainty in income taxes. The principals have not had a material impact on the Company's liability for unrecognized tax benefits. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended December 31, 2011 to 2014 are open for examination by the Internal Revenue Service, years 2010 to 2014 by the State of Connecticut, and year 2014 by the State of North Carolina.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred.

Estimated fair value of financial instruments
Accounting principles generally accepted in the United States of America require the disclosure of fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to re-pricing.

Revenue recognition
Fee income which is contingent upon future events is not recognized until all such future events have occurred and the amount of fees to be received can be determined.

NOTE 2. CONCENTRATIONS

The Company only serves a limited number of clients in any single accounting period. No clients were served during the year ended December 31, 2014

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related entity whereby the related entity agrees to furnish and absorb the following expenses: office space, utilities for office space, technology, professional fees, insurance, and any other expense as may be determined form time to time and agreed to by the related entity and the Company.

NOTE 4. RULE15C3-3

The Company claims exemption from Rule 15c3-3 under the provisions in Rule 15c3-3(k)(2)(i). The Company meets the identified exemption provisions in Rule 15c3-3(k)(2)(i) throughout their most recent fiscal year ended December 31, 2014.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $19,558, which exceeded the minimum requirement of $5,000 by $14,558. The Company's ratio of aggregate indebtedness to net capital was .36 to 1.

NOTE 6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Subordinated loan from stockholder, consists of a note which bears interest at 10% and will mature in October 2020. FINRA has reviewed the terms of the agreement and determined that the borrowing may be used in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (CONTINUED)

Effective January 1, 1991, the Company entered into an agreement (the Services Agreement) with CT Services Company (CT Services) a company owned by the stockholder, whereby CT Services will provide certain operational and administrative services to the Company. Fees paid to CT Services are based on services provided the Company. Under the services agreement, no fees are required to be paid. If such amount would affect the ability of the Company to meet its net capital requirements under the Securities and Exchange Commission's Rule 15c3-1

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no placement commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2015 or during the year then ended.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events for recognition and disclosure through February 23, 2015, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have since December 31, 2014 that required recognition or disclosure in such financial statements other than the following:

During February 2015, a corporate stockholder has assigned 20% of the Company shares to an individual stockholder resulting in 100% of the Company shares being held by one individual stockholder.